Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-139741

FREE WRITING PROSPECTUS DATED JANUARY 18, 2007

The article set forth below was published by the Workers’ Comp Executive on January 10, 2007, the full text of which is reproduced below.

Clarifications and Corrections

The Workers’ Comp Executive is a newsletter in the business of reporting and publishing news on the workers’ compensation industry.  It is not affiliated with CRM Holdings, Ltd. (“CRM” and, together with its subsidiaries, “we,” “our,” and “us”).  CRM made no payment and gave no consideration to the Workers’ Comp Executive in connection with the publication of the article below or any other article published by the Workers’ Comp Executive concerning the Company.  With the exception of the statements attributed directly to Mr. Scardino or Mr. Hernandez, the article represents the author’s opinion, which is not endorsed or adopted by us.

For purposes of clarification, it should be noted that:

1.

The reference in the second paragraph to CRM Holdings managing group insurance programs is inaccurate, inasmuch as, the groups are managed by Compensation Risk Managers, LLC and Compensation Risk Managers of California, LLC, which are wholly-owned subsidiaries of CRM Holdings.

2.

Concerning the reference in the second paragraph to the acquisition of Embarcadero Insurance Holdings, Inc., we note that the acquisition actually occurred on November 14, 2006, not in September, and for a purchase price of $46.3 million.

3.

The reference in the second paragraph to the list of states in which Majestic currently holds licenses is incomplete.  Majestic is licensed to underwrite insurance in the following 16 jurisdictions: Alaska, Arizona, California, Florida, Hawaii, Idaho, Illinois, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Utah, Virginia and Washington.

4.

The reference in the fourth paragraph to the amount of combined funded premium of the groups managed by the Company is inaccurate.  The aggregate annualized premium, which is based on “funded premium,” paid by the members of our California groups was $72.3 million, at September 30, 2006.  The aggregate annualized premium, which is based on “manual rates” set by the New York Workers’ Compensation Board for seven of the eight groups managed by the Company and “funded” premium for the remaining group, attributable to our New York groups was $121.0 million, at September 30, 2006.  Accordingly, the Company’s total premium under management was $193.3 million at September 30, 2006.

5.

The statement in the eighteenth paragraph concerning the nature of policies written by Majestic should be clarified in that Majestic has only written policies for workers’ compensation including U.S. Longshore and Harbor Workers’ Compensation Act (USL&H) claims.  Majestic has not written any policies outside of these lines of business.

Full Text of the Workers’ Comp Executive

Workers’ Comp Executive
Published on January 10, 2007

Majestic to Start Writing Excess Coverage for Groups
Filed in New York, Too

          California-domiciled worker’s comp carrier Majestic Insurance Company is gearing up to provide excess insurance for self-insured groups managed by its parent CRM Holdings Ltd. (Nasdaq: CRMH).  Majestic has just obtained its license write business in New York, providing Bermuda-based CRM with flexibility for its group business. Majestic also gets a toehold in New York’s primary $3.5 billion workers’ comp market.

          CRM Holdings, which manages group insurance programs in both New York and California, purchased Majestic’s parent company Embarcadero Insurance Holdings Inc. for an estimated $45 million last September.  Majestic, a specialty workers’ comp carrier, also holds licenses in Arizona, Alaska, Nevada, Oregon and Washington.

          “The mission for them is to issue excess policies for groups that CRM administers in New York.  We think as time goes on [that] Majestic will be able to write its own business New York,” says Jim Scardino, chief financial officer of CRM.  “It’s a critical piece of the puzzle for us because it allows us to be more efficient.”

          Executives with both companies say the synergies between Majestic and CRM should allow both companies to grow.  CRM manages eight groups in New York and five in California, with combined funded premium of $200 million.  California accounts for about $75 million to $80 million, Scardino says.

          Self-insured groups are formed by employers in a common industry that post a contribution in lieu of a premium.  They then share workers’ compensation risks and costs, and pay for it themselves.  Those familiar with groups say they come with their own set of risks.  If a group isn’t managed well, it can lead to solvency problems, dooming the entire group.

          The groups that CRM administers run the gamut from health care and banking to contracting and transportation.  Majestic will write approximately $40 million in excess coverage and cede 90 percent of that to Twin Bridges Ltd., CRM’s off-shore reinsurance subsidiary.

          Without Majestic, CRM would go directly to the excess market and pay premiums through an intermediary.  Because markets can change, using Majestic to write the excess coverage provides a level of stability.

          “The company that writes the paper has to retain some of the risk, so we think 10 percent is a safe number,” Scardino says.

          Self-insured groups in both states are required to purchase excess coverage to cover catastrophic losses.  Scardino told Worker’s Comp Executive in September that owning the company that provides the excess paper could cut its reinsurer’s costs by a third.

          Although writing excess insurance is new territory for Majestic, it’s confident that its model will function in New York.

          “Our focus is on employers with good loss control and employers who care about employees, especially getting them back to work.  This is the same policyholder profile we’ll use in New York,” says John Hernandez, vice president of marketing for Majestic.

          “Majestic’s model is similar to ours,” says Scardino.  “They’re careful underwriters and are able to retain the bulk of their business.”

          Hernandez adds that Majestic looks for low-risk, four-wall operations without too many locations.  The average premium is about $150,000.  According to the California Department of Insurance, Majestic wrote $15 million in direct premium in the quarter ended June 30, 2006.

The New York Market

          Scardino adds that, unlike California, a file-and-use state for purposes of workers’ comp rates, New York uses a prior-approval mechanism.  He says the company started the licensing process shortly after the acquisition, and from the day that rates and forms were filed it took only 11 days to get approval.  The New York workers’ comp market is stable from a rate prospective, but cost drivers are high, which may create a challenge for Majestic.

          The market in New York is what California’s used to be, and reform is on the mind of Governor Eliot Spitzer.  Out of 50 states and the District of Columbia, New York had the 10th-highest workers’ comp rates in the nation in 2006, with an average cost of $3.15/$100 of payroll.

          “There are very high loss costs and premiums for employers.  What we’re hearing the politicians talk about is that reform is a high priority for the state.  It’s probably something that will be done sooner rather than later,” says Mark Murray, an analyst with A.M. Best Co.

          “New York might be new territory for Majestic, but it’s home base for CRM, so they know that environment inside and out.  They have very high standards for the member they let into their trusts.  I think that’s why the merger has worked out so well,” Hernandez says.

          He says that although Majestic has not written excess insurance, it has written just about everything else.

          “We’re pretty savvy about the mechanics of risk and how much is prudent,” Hernandez says.

          Scardino says when Majestic starts writing its own business in New York, it’ll have access to CRM’s network of 200 brokers.

          “New York is a fairly stable market in contrast to California.  There was a rate increase in 2005, but there have been no changes since then,” Scardino says.

          Majestic acquired an A- rating not long after the merger with CRM, a welcome development for all parties.

          “The New York licensing is actually factored into the rating because it’s consistent with the strategy Majestic has shared with us,” says Best’s Murray.  “If we found out secondhand, it might be viewed unfavorably.”

***

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This free writing prospectus contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbors created thereby. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. These statements include the plans and objectives of our management for future operations, including plans and objectives relating to future growth of our business activities and availability of funds. Statements regarding the following subjects are forward-looking by their nature:

•	our business and growth strategies;

•	our performance goals;

•	our projected financial condition and operating results;

•	our understanding of our competition;

•	industry and market trends;

•	the impact of technology on our products, operations and business;

•	use of the proceeds of this offering; and

•	any other statements or assumptions that are not historical facts.

The forward-looking statements included in this free writing prospectus are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this free writing prospectus will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

***

CRM HOLDINGS, LTD. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS CRM HOLDINGS, LTD. HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CRM HOLDINGS, LTD. AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, CRM HOLDINGS, LTD., ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-248-8163.